UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

NORTEK, INC.

(Name of Subject Company)

NORTEK, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

656559309

(CUSIP Number of Class of Securities)

Kevin W. Donnelly

Senior Vice President, General Counsel & Secretary

500 Exchange Street

Providence, Rhode Island 02903

(401) 751-1600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Frederick S. Green

767 Fifth Avenue

New York, New York 10153

(212) 310-8007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Nortek, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 8, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Nevada Corp. (“Purchaser”), an indirect wholly owned subsidiary of Melrose Industries PLC (“Melrose”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $86.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Melrose dated July 8, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.                             Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-looking Statements” a new section as follows:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 2:00 a.m. ET (New York City time), on August 31, 2016 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the depositary for the Offer that, as of the Expiration Time, a total of 14,860,844 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 93% of the aggregate number of Shares then issued and outstanding. In addition, Purchaser was advised by the depositary that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 188,012 Shares, representing approximately 1% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and is required to pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to consummate, and on August 31, 2016 did consummate, the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than (i) Shares held by the Company as treasury stock or by Melrose or Purchaser immediately prior to the Effective Time and (ii) Shares held by stockholders of the Company who validly exercised appraisal rights in accordance and full compliance with Delaware law with respect to such Shares) were canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding.  The Shares will be delisted from and cease to trade on the NASDAQ and will be deregistered under the Exchange Act.

On August 31, 2016, the Company issued a press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.

Item 9.                    Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(1)(H) the Exhibit as follows:

(a)(1)(I)  Press Release issued August 31, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2016

NORTEK, INC.

By:	/s/ Kevin W. Donnelly
Name:	Kevin W. Donnelly
Title:	Senior Vice President, General Counsel & Secretary

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